Exhibit 10

David Dreisinger
5233 Bentley Crescent
Delta, B.C., Canada V4K4K2

e-mail address:	ddreisinger@bajamining.com
Phone (business hrs):	(604) 613-4434

CONSENT OF AUTHOR

TO:	United States Securities & Exchange Commission (SEC)

I, David Dreisinger, Ph.D., P.Eng., Member and Fellow CIM, Member TMS-AIME, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled, “Technical Report Update”, of the Boleo Project located in Santa Rosalia, Baja California Sur, Mexico and dated March 2, 2010 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the Annual Report on Form 40-F for Baja Mining Corp., and the documents incorporated therein by reference, and in the Registration Statement on Form F-10 (333-165352) and to the use of my name therein. In addition, I do hereby consent that any extracts from, or a summary of, the Technical Report may be filed with any stock exchange, any other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the publicly accessible company files on their websites.

Dated this 29th day of March, 2010

/s/ David Dreisinger
David Dreisinger, Ph.D., P.Eng.